DALE MATHESON
CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. Alvin F. Dale Ltd. Robert J. Matheson, Inc. James F. Carr-Hilton Ltd. Barry S. Hartley, Inc. Rakesh I. Patel Inc. Kenneth P. Chong Inc. Reginald J. LaBonte Ltd.
South Surrey: Michael K. Braun Inc. Peter J. Donaldson, Inc.
Port Coquitlam: Wilfred A. Jacobson Inc. Fraser G. Ross, Ltd. Brian A. Shaw Inc.

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 26, 2010, on the consolidated balance sheets of Dejour Enterprises Ltd. (the "Company") as at December 31, 2009 and 2008 and the related consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income (loss) and cash flows for the years then ended and the Company's internal control over financial reporting as at December 31, 2009, that are included in the Company's Form 20-F for the year ended December 31, 2009, which is incorporated by reference in the Company's Form F-3 Registration Statement filed with the United States Securities and Exchange Commission on October 22, 2009 (333-162677) and the Company's Form S-8 Registration Statement filed with the United States Securities and Exchange Commission on January 16, 2009 (333-156772).

DMCL

Vancouver, Canada
June 29, 2010

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 • Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971